



14046071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*SEC Mail Processing Section FEB 27 2014 Washington DC*

OMB APPROVAL

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SEC FILE NUMBER

8- 33983

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___
                                         MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Investment Centers of America Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

212 North 4th Street
_____
                              (No. and Street)

Bismarck, ND 58501
_____
        (City)                        (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_Vanessa Lambrechts  310-899-8672_
_____
                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
_____
                    (Name – if individual, state last, first, middle name)

355 South Grand Avenue, Suite 2000, Los Angeles, CA  90071
_____
      (Address)                  (City)                   (State)           (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ___Vanessa Lambrechts_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Investment Centers of America_____, as of ___December 31_____, 20_13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                  Signature

                                                  VP, Controller
                                                  _____
                                                  Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

(SEC Identification No. 8-33983)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission and Rule 1.10(g) of the Commodity Futures Trading Commission.

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

**Table of Contents**

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3 |



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (a wholly owned subsidiary of IFC Holdings, Inc.) as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2014

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2013

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 17,128,127 |
| Marketable securities | | 25,609 |
| Commissions receivable | | 4,195,498 |
| Investment advisory receivable | | 543,059 |
| Forgivable notes receivable, net of accumulated amortization of $774,339 | | 1,331,147 |
| Other receivables | | 573,548 |
| Receivables from registered representatives, net of allowance of $20,350 | | 386,671 |
| Income taxes receivable | | 193,991 |
| Deferred tax assets | | 9,451,625 |
| Fixed assets, net of accumulated depreciation of $803,974 | | 133,984 |
| Deferred compensation held in trust | | 4,891,476 |
| Prepaid expenses and other assets | | 487,696 |
| Goodwill | | 4,705,342 |
| Total assets | $ | 44,047,773 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Drafts payable | $ | 72,265 |
| Commissions payable | | 4,530,872 |
| Investment advisory payable | | 450,410 |
| Accounts payable and other accrued expenses | | 4,945,468 |
| Deferred compensation held in trust | | 4,891,476 |
| Payable to affiliates | | 1,039,966 |
| Income taxes payable | | 254,703 |
| Total liabilities | | 16,185,160 |
| Stockholder's equity | | 27,862,613 |
| Total liabilities and stockholder's equity | $ | 44,047,773 |

See accompanying notes to the statement of financial condition.

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2013

**(1) Organization**

Investment Centers of America, Inc. (the Company) is a wholly owned subsidiary of IFC Holdings, Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a registered broker-dealer with the Commodity Futures Trading Commission and is a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 21, 2014, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

**(2) Significant Accounting Policies**

*(a) Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $16,413,534 in money market accounts and $310,923 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

*(b) Marketable Securities*

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

*(c) Drafts Payable*

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

*(d) Fixed Assets*

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software, equipment, furniture and fixtures, and leasehold improvements, which are depreciated over three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

*(e) Goodwill*

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually.

(Continued)

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2013

An entity has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2013, the Company performed a qualitative assessment of goodwill and determined that it is not more likely than not that the fair value of the Company is less than the carrying amount. Accordingly, no impairment was recorded in 2013.

*(f)* *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco 1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 25 states and separate state income tax returns for the other states that the Company is required to file income tax returns. The Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

*(g)* *Receivable from Registered Representatives*

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon

reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

## (h)    *Use of Estimates*

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

## (i)    *Fair Value Measurements*

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan using the market approach as these financial instruments trade in an active market.

(Continued)

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2013

## (3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Forgivable notes | $ | 155,497 |
| Allowance for doubtful accounts | | 7,933 |
| Depreciation | | 10,935 |
| Deferred compensation | | 9,063,368 |
| Accrued vacation | | 66,532 |
| Accrued bonus | | 57,777 |
| Commission held | | 10,398 |
| State NOL | | 68,480 |
| Other | | 102,430 |
| Total deferred tax assets | | 9,543,350 |
| Deferred tax liabilities: | | |
| Prepaids | | (85,134) |
| Unrealized gain on marketable securities | | (6,591) |
| Total deferred tax liabilities | | (91,725) |
| Net deferred tax assets | $ | 9,451,625 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

For tax purposes as of December 31, 2013, the Company had a state net operating loss (NOL) of $691,143, which can be carried forward and will expire according to the following table:

| Number of years to utilize | | Amount of loss expiring |
|:---:|---|---:|
| 0 – 5 years | $ | 5,030 |
| 6 – 7 years | | 171,384 |
| 8 – 10 years | | 429,088 |
| 11 – 12 years | | 4,004 |
| 13 – 15 years | | 81,637 |
| | $ | 691,143 |

(Continued)

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2013

The Company has a state tax payable of $254,703 and a federal income tax receivable of $193,991. As of December 31, 2013, there are no unrecognized tax benefits.

The federal income tax returns for tax years 2009 and 2010 are under examination by the Internal Revenue Service. The federal income tax returns for 2011 and 2012 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

## (4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) 820-10, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

## (5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(Continued)

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Notes to the Statement of Financial Condition

December 31, 2013

## (6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum "net capital" equivalent of $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain a minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31, 2013, the Company had net capital of $9,466,449, which was $9,216,449 in excess of its requirement.

## (7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable comprises the following:

| | | |
|---|---|---:|
| Balance as of December 31, 2012 | $ | 1,082,990 |
| Granted | | 631,084 |
| Amended notes | | (41,893) |
| Amortization | | (341,034) |
| Balance as of December 31, 2013 | $ | 1,331,147 |

During 2013, forgivable notes receivable totaling $230,777 became fully amortized and were forgiven by the Company.

## (8) Receivables from Registered Representatives and Allowance for Doubtful Accounts

| | | |
|---|---|---:|
| Receivables from a registered representative with an interest rate of 4.25% and a maturity date of January 30, 2014 | $ | 321,413 |
| Other receivables from registered representatives | | 65,258 |
| Receivables from registered representatives, net | $ | 386,671 |

8

(Continued)

The activity in the allowance for doubtful accounts for receivables from registered representatives for the year ended December 31, 2013 comprises the following:

| | | |
|---|---|---:|
| Allowance for doubtful accounts as of beginning of year | $ | 31,655 |
| Additions charged to bad debt expense | | 31,585 |
| Write-downs charged against allowance | | (42,890) |
| Allowance for doubtful accounts as of end of year | $ | 20,350 |

## (9) Fixed Assets

The major classifications of fixed assets are as follows:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 423,349 |
| Office equipment, furniture, and fixtures | | 431,617 |
| Computer hardware and software | | 82,992 |
| Total fixed assets | | 937,958 |
| Less accumulated depreciation | | (803,974) |
| Fixed assets, net | $ | 133,984 |

## (10) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

## (11) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company. Jackson allocates the shared services expense based on percentage of time spent on the activity.

Pursuant to the tax-sharing agreement, the Company paid $5,350,000 for federal income taxes for the year ended December 31, 2013.

## (12) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain registered representatives of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset and a corresponding liability in deferred compensation held in trust.

(Continued)

All contributions made after April 1, 2004 are transferred to Jackson for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year.

**(13) Contingencies**

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.